SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September 2020

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

At the extraordinary general meeting (“EGM”) of shareholders of Korea Electric Power Corporation (“KEPCO”) held on September 14, 2020, all the agendas set forth below submitted for shareholder approval were approved by the shareholders as originally proposed:

1.	Agendas for Shareholder Approval:

1)	Election of three Standing Directors

2)	Election of two Non-Standing Directors as Members of the Audit Committee

2.	Voting Results

Agenda		Outstanding Shares	Attendant Shares	Shares for
Election of three Standing Directors	1.1) Park, Hyung-Duck	641,964,077	477,619,850	444,091,511 (93.0%)
	1.2) Lim, Hyun-Seung	641,964,077	477,619,850	444,091,214 (93.0%)
	1.3) Lee, Heyn-Bin	641,964,077	477,619,850	445,158,529 (93.2%)
Election of two Non-Standing Directors as Members of the Audit Committee	2.1) Noh, Geum-Sun	319,638,548	155,384,321	152,101,225 (97.9%)
	2.2) Jung, Yeon-Gil	319,638,548	155,384,321	152,098,196 (97.9%)

*	For further details relating to the foregoing agenda, see Form 6-K furnished to the Securities and Exchange Commission on August 28, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Byung-in
Name: Kim, Byung-in
Title: Vice President

Date: September 14, 2020